CUSIP No. 12612F101	Page 1 of 5

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d – 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

First Capital Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12612F101
(CUSIP Number)

May 28, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             |_|            Rule 13d-1(b)

             |_|            Rule 13d-1(c)

             |X|            Rule 13d-1(d)

1/The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12612F101	Page 2 of 5

1.	NAMES OF REPORTING PERSON
SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William R. Blanton

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |_|
	N/A	(b) |_|

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES	5.	SOLE VOTING POWER 1,048,805
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 1,048,805
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,805

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A	|_|

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.3%

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 12612F101	Page 3 of 5

Item 1(a).        Name of Issuer:

        First Capital Bancorp, Inc.

Item 1(b).        Address of Issuer’s Principal Executive Offices:

         3320 Holcomb Bridge Road, N.W., Suite A
         Norcross, Georgia 30092

Item 2(a).   Name of Person Filing:

         William R. Blanton

Item 2(b).   Address of Principal Business Office or, if None, Residence:

         3320 Holcomb Bridge Road, N.W., Suite A
         Norcross, Georgia 30092

Item 2(c).   Citizenship:

         United States of America

Item 2(d).   Title of Class of Securities:

         Common Stock

Item 2(e).   CUSIP Number:

         12612F101

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         Not applicable.

Item 4.   Ownership as of February 11, 2005:

         (a)    Amount beneficially owned: 1,048,805

         (b)    Percent of class: 20.3%

         (c)    Number of shares as to which such person has

                  (i)     sole power to vote or direct the vote: 1,048,805

                  (ii)    shared power to vote or direct the vote: 0

                  (iii)   sole power to dispose or to direct the disposition of: 0

                  (iv)   shared power to dispose or direct the disposition of: 0

CUSIP No. 12612F101	Page 4 of 5

Item 5.   Ownership of Five Percent or Less of a Class:

         Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the
               Parent Holding Company:

         Not applicable.

Item 8.   Identification and Classification of the Members of the Group:

         Not applicable.

Item 9.   Notice of Dissolution of Group:

         Not applicable.

Item 10.   Certification:

         Not applicable.

CUSIP No. 12612F101	Page 5 of 5

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

Signature: /s/ William R. Blanton

Name: William R. Blanton